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            May 9, 2022

       Robert Milligan
       Chief Financial Officer
       HEALTHCARE TRUST OF AMERICA, INC.
       16435 N. SCOTTSDALE ROAD, SUITE 320
       SCOTTSDALE ARIZONA 85254

                                                        Re: HEALTHCARE TRUST OF
AMERICA, INC.
                                                            Registration
Statement of Form S-4
                                                            Filed May 2, 2022
                                                            File No. 333-264604

       Dear Mr. Milligan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.




            Sincerely,


            Division of Corporation Finance

            Office of Real Estate & Construction
       cc:                                              Tracy A. Bacigalupo,
Esq.